July 1, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Pam Howell

Re:	TMT Acquisition Corp
Amendment No. 6 to Registration Statement on Form S-1
Filed May 9, 2022
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 7 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated May 26, 2022, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on May 9, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amended Registration Statement on Form S-1 filed May 9, 2022 Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully submits that, following the consummation of its initial public offering, 50% of its directors and officers will be located outside of and without significant ties to China (including Hong Kong and Macau), and that while the experience of certain of the Company’s executive officers includes experience in China, such executive officers are U.S. citizens and their experience also spans to the United States and globally. Please refer to the chart below that outlines the citizenship and residence of each director, director nominee, and officer:

Name	Title	Description of Citizenship and Residence
Linan Gong	Chairman of the Board of Directors	PRC citizen and resident.
Dajiang Guo	Chief Executive Officer	U.S. citizen and resident.
Jichuan Yang	Chief Financial Officer	U.S. citizen currently residing in China for business purposes.
James Burns	Independent Director Nominee	U.S. citizen and resident.
Chris Constable	Independent Director Nominee	U.S. citizen and resident.
Kenan Gong	Independent Director Nominee	PRC citizen and resident.

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U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction July 1, 2022 Page 2

Furthermore, throughout Amendment No. 6, the Company has disclosed that it will conduct its business combination search to exclude China in order to mitigate the challenges associated with identifying a target company subject to currently promulgated Chinese laws and regulations.

In addition, the Company’s sponsor, 2TM Holding LP, a Delaware limited partnership, is based in the United States. The sponsor’s daily ordinary course operations, including its bank accounts, financial books and records, tax matters and investment activities, are handled primarily by Dahe Zhang, managing member of its general partner and a United States resident. In addition, a majority of the Company’s officers, directors, and director nominees are United States citizens.

The Company therefore believes that it will not be subject to any additional legal and operational risks associated with having a majority of its directors and officers based in or having significant ties to China or operating a company based in China and would not face the risks that could result in a material change in the Company’s search for a target company and/or the value of its securities for such reasons.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended S-1 to disclose that “on December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China and (ii) Hong Kong. Our auditor, UHY LLP, headquartered in New York, NY, is an independent registered public accounting firm with the PCAOB and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.”

500 Fifth Avenue, Suite 938, New York 10110 NYC Office: 646.861.7891 www.cronelawgroup.com

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction July 1, 2022 Page 3

Summary, page 1

2. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: Please refer to our response to comment 1 above. The Company therefore believes that it will not be subject to any additional legal and operational risks associated with having a majority of its directors and officers based in or having significant ties to China, operating a company based in China, or being subject to the intervention or influence of the Chinese government on the Company’s search for a target company or completion of its initial business combination. The Company also respectfully directs the Staff to the risk factor on page 62 of the Amended S-1 titled “Because we are incorporated under the laws of the Cayman Islands and some of our executive officers and directors are located in or have significant ties to China, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.”

3. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your directors and officers are required to obtain such permissions or approvals in the future.

Response: Please refer to our response to comment 1 above. As the Company had disclosed that it will conduct its business combination search to exclude China in order to mitigate the challenges associated with identifying a target company subject to currently promulgated Chinese laws and regulations, the Company therefore believes that its officers and directors are not required to obtain from the Chinese authorities, including the CSRC, CAC, or any other Chinese governmental agency, permissions or approvals to search for a target company. In addition, kindly note that the Company’s executive offices are in the U.S., the majority of its executive officers, directors, and director nominees are United States citizens, and 50% of its officers, directors, and director nominees reside in the United States. Further, the Company’s sponsor, 2TM Holding LP, a Delaware limited partnership, is based in the United States.

500 Fifth Avenue, Suite 938, New York 10110 NYC Office: 646.861.7891 www.cronelawgroup.com

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction July 1, 2022 Page 4

Risk Factors, page 27

4. Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

Response: Please refer to our response to comment 1 above. The Company had disclosed that it will conduct its business combination search to exclude China in order to mitigate the challenges associated with identifying a target company subject to currently promulgated Chinese laws and regulations. In addition, kindly note that the Company’s executive offices are in the U.S., the majority of its executive officers, directors, and director nominees are United States citizens, and 50% of its officers, directors, and director nominees reside in the United States. Further, the Company’s sponsor, 2TM Holding LP, a Delaware limited partnership, is based in the United States. The Company therefore believes that the conduct of its officers’ and directors’ search for a target company is not subject to the Chinese government’s oversight and discretion.

5. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

Response: Please refer to our response to comment 1 above. The Company had disclosed that it will conduct its business combination search to exclude China in order to mitigate the challenges associated with identifying a target company subject to currently promulgated Chinese laws and regulations. In addition, kindly note that the Company’s executive offices are in the U.S., the majority of its executive officers, directors, and director nominees are United States citizens, and 50% of its officers, directors, and director nominees reside in the United States. Further, the Company’s sponsor, 2TM Holding LP, a Delaware limited partnership, is based in the United States. The Company therefore believes that its officers and directors or their search for a target company are not subject to the CAC’s oversight.

Enforceability of Civil Liabilities, page 129

6. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in china, lack of reciprocity, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended S-1 to create a separate Enforceability of Civil Liabilities section on page 63 and a separate risk factor on page 62.

500 Fifth Avenue, Suite 938, New York 10110 NYC Office: 646.861.7891 www.cronelawgroup.com

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction July 1, 2022 Page 5

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp

500 Fifth Avenue, Suite 938, New York 10110 NYC Office: 646.861.7891 www.cronelawgroup.com